

February 3, 2011

Richard K. Matros
President and Chief Executive Officer
Sabra Health Care REIT, Inc.
18500 Von Karman, Suite 550
Irvine, California 92612

      Re: Sabra Health Care L.P.
             Registration Statement on Form S-4
             Filed January 21, 2011
             File No. 333-171820

Dear Mr. Matros:

      We have limited our review of your registration statement to the issue we have addressed in our comment. Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Under Rule 3-10 of Regulation S-X, every issuer of a registered security that is guaranteed and every guarantor must file the financial statements required for a registrant by Regulation S-X. We understand that there are exceptions to this rule provided in paragraphs (b), (c), (d), (e) and (f) provided that financial statements of the parent company are filed for the periods specified by Rules 3-01 and 3-02 of Regulation S-X. Given you have not included historical financial statements of the parent company in accordance with S-X, please tell us how you evaluated your ability to use the reduced financial reporting requirements provided in Rule 3-10. Specify what paragraphs you relied upon in presenting the condensed consolidating financial information, or if you used the guidance in paragraph (g), please provide your analysis to support your presentation. To the extent the financial statements included in your registration statement differ from the requirements outlined in Regulation S-X, tell us what consideration was given to seeking relief from the Office of the Chief Accountant in the Division of Corporation Finance.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jessica Barberich at (202) 551-3782 or Cicely LaMothe at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra Hunter at (202) 551-3758 or me at (202) 551-3323 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Andor D. Terner, Esq.
        Shelly A. Heyduk, Esq.
        O'Melveny & Myers LLP
        Via *facsimile*: (949) 823-6900